Exhibit 99.3

Perdigão S.A.

Leopoldo Viriato Saboya

CFO and Investor Relations

Offier

Stock Exchange Ticker Symbols
Bovespa
PRGA3 - Common
Novo Mercado (New Market)

NYSE

PDA

ADR Level III

Investor Relations

Av. Escola Politécnica, 760
05350-901 | São Paulo | SP

Phone: (55) 11-3718.5301 / 5306 / 5465 / 5791

Fax: (55) l1-3718.5297

acoes@perdigao.com.br

www.perdigao.com.br/ir

Perdigão is one of the largest Latin America food companies and one of the biggest processing meat in the world. The company exports its products for more than 110 countries.

Management Report

1st quarter 2009

Perdigão continued to absorb its new acquisitions during the quarter, completing the consolidation of information technology systems - the SAP system being extended to incorporate Eleva’s operations (meats and dairy products). This will translate into important gains in distribution and logistics synergies through the improvement in procedures and integration of product lines and customer base. In addition, benefits will also accrue to administrative and operational processes, to be centralized at Perdigão Services Center - CSP.

Gross sales for the quarter were R$ 3.0 billion, a growth of 6.6%, business being driven particularly by the domestic market. The Company’s objective here was to prioritize improved margins even when detrimental to sales volume, and ameliorate the adversities of the period. EBITDA reached R$ 117.8 million, representing an EBITDA margin of 4.5%. Perdigão reported a net loss of R$ 226.0 million, equivalent to a negative net margin of 8.7%. Factoring out a tax loss carried forward and inherited from the incorporation of a subsidiary, the Company would have recorded a net loss of R$ 94 million.

We ended the quarter, a tumultuous one for our businesses, set against a background of volatility in the international markets, the principal factors contributing to Perdgião’s weaker margins during this period being: (i) an abrupt decline in export prices; (ii) oversupply in the domestic market due to the reallocation of products originally destined for export; (iii) higher production costs — both due to their formation as well as adjustments in production in view of reduced export volume; (iv) increased commercial expenses due to higher inventory levels; (v) adjustments to present value resulting from the implementation of the requirements under Law 11,638; and (vi) recognition of the tax loss following the incorporation of a company subsidiary.

As for the outlook for 2009, we believe that despite a difficult global economy, Perdigão is operating in a defensive sector and consist of good of primary necessity. Our global reach and diversified food product portfolio inspires confidence in a gradual recovery in our performance over the coming quarters, including a gain in market share thanks to a sound financial structure. We will continue to identify areas where we can reduce costs and capture synergies in tandem with the further implementation of our go-to-market (Terra Nova) project. The latter is especially focused on a new commercial model with its strategic focus on the customer, and maximization of the force of our business diversification, our brands and our supply chain.

(The variations mentioned in this report are comparisons between the 1st quarter 2009 and the 1st  quarter 2008, except where otherwise stated).

1st Quarter 2009

Breakdown of Sales

Results

R$ Million

HIGHLIGHTS	1Q09	1Q08	% Ch.
Gross Sales	3,035	2,847	6.6%
Domestic Market	1,887	1,743	8.3%
Exports	1,148	1,104	4.0%
Net Sales	2,603	2,462	5.7%
Gross Profit	535	536	(0.3)%
Gross Margin	20.6%	21.8%	—
EBIT	4	91	(95.5)%
Net Income	(226)	51	—
Adjusted Net Income	(94)	51	—
Adjusted Net Margin	(3.6)%	2.1%	—
EBITDA	118	186	(36.8)%
EBITDA Margin	4.5%	7.6%	—
Earnings per Share*	(1.09)	0.25	—

* Consolidated earnings per share (in Reais), excluding treasury shares

EBITDA

R$ Million

Sectorial performance

During the quarter, the accentuated decrease in international credit lines and the repatriation of investments drained the global market of liquidity, drastically affecting purchasing volumes from importing countries where many customers were already carrying high levels of inventory. Consequently, global trade was disrupted and inventory ballooned at producers, triggering an accentuated decline in export prices. However, this scenario is gradually changing as international liquidity normalizes. Since March prices have shown signs of recovery, sustained by consumption, which has returned to almost pre-crisis levels in the leading markets.

On the domestic front, producers facing the difficulties of an inclement business environment and rising inventory, sought to generate cash to meet financial commitments by slashing product prices. Meanwhile, the consumer with confidence levels shaken, chose to remain on the sidelines and reduce expenditures in the face of economic uncertainty.

However, there are already signs of first quarter difficulties moderating with the relative stabilization of economic activity - a fact borne out by April’s improved corporate and consumer confidence levels published by the Fundação Getúlio Vargas - FGV.

Exports – In the first quarter, export volume of chicken meat fell 4%, while pork sales to the overseas markets reported an increase of 21%. On the other hand, beef exports posted a decline of 17%. Slackening demand and oversupply translated into greater bargaining power on the part of the importer during the crisis resulting in a sharp fall in prices - by 17.9% and 14.2% in the case of poultry and pork respectively and 10.9% for beef.

Domestic Consumption – In spite of unemployment rates rising to 8.5% in February 2009, the effect of higher real incomes of the order of 4.6% in the quarter had a greater impact on consumption. This, together with government policies to boost economic activity, had a positive influence on retail sales.

Raw Materials – With high existing inventory levels, average corn prices in Brazil fell 20.1%. On the other hand, average soybean prices increased 2.1%, the latter reflecting lower worldwide production and inventory. In-natura milk prices paid to the producer at the farm gate were 15.7% down. All average prices are comparisons with the first quarter 2008.

Perspectives – April’s statistics show export volume increasing. The Brazilian Chicken Producers and Exporters (ABEF) and the Brazilian Pork Industry and Export Association (ABIPECS) are forecasting a 2.2% increase in Brazilian exports of chicken meat and 3.9% in pork, respectively for 2009. Influenza “A” is likely to cause a short-term impact on pork consumption, although the announcement that transmission of the disease is not through the eating of pork meat could be positive for Brazil. Unemployment rates are expected to stabilize at between 9% and 9.5% of the economically active population. Consumption is being stimulated through increased real incomes and government stimulus measures (reduction in the IPI excise tax).

Investments and Projects

The Company prioritized investments at the Bom Conselho (PE) and Três de Maio (RS), sites where construction is in progress. Capital expenditures were also dedicated to general improvements and for essential maintenance. Total investments in the quarter amounted to R$ 119.7 million, a value that already takes into account reductions initially envisaged for the year in view of the global downturn. Estimated investment in capex for 2009 is R$ 450 million. A further R$ 46.2 million was spent on replacing flocks and increasing production poultry/hog breeder stock, 5% less than the same quarter last year.

Investments

R$ 119.7 million (94% lower)

Operating Performance

Production

During the first quarter 2009, with the continued liquidation in importer inventory, begun late in the previous year, the Company announced a reduction of 20% in meat output for export, including the use of technical stoppages and vacation shutdowns to achieve this end. However, while these measures will reduce the need for working capital in the coming months, this strategy produced a spike in costs during the period.

In line with this policy, production statistics reveal a 14.8% cut in poultry slaughter although hog/beef cattle slaughter was up by 9.9%. Meat output as a whole recorded a fall of 10.4%.

Production

	1Q09	1Q08	% Ch.
Poultry Slaughter (million heads)	181.5	213.1	(15)%
Hog/ Cattle Slaughter (thousand heads)	1,211.0	1,101.9	10%
Production (thousand tons)
Meats	443.8	495.5	(10)%
Dairy Products	263.1	284.7	(8)%
Other Processed Products	30.3	23.8	27%
Feed and Premix (thousand tons)	1,143.6	1,291.0	(11)%
One-day Chicks (milion units)	172.0	220.2	(22)%

On March 21 2009, there was a fire of moderate proportions at the industrial installations at Rio Verde, state of Goiás, damage at the distribution center adjacent to the complex being the most serious. Perdigão’s just-in-time process was able to respond to the greater demand made on it, finished products immediately being transferred to ports, customers and third party warehouses, the loss of storage space thus being successfully compensated.

Supplies to domestic and overseas customers from this plant were in no way affected, production at other plants being ramped up to cover the additional demand.

The Rio Verde Agroindustrial Complex is covered by insurance policies including insurance for loss of profits. The Company awaits the corresponding reimbursement for the damage at the installations from the insurance companies.

Domestic Market

Domestic market business reported gross sales of R$ 1.9 billion, 8.3% up on the first quarter 2008, boosted by volume growth of 22.7%. Operating margins for Perdigão’s two leading activities — meats and dairy products — both reported improvement.

Sales — Domestic Market

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	1Q09	1Q08	% Ch.	1Q09	1Q08	% Ch.
Meats	182.5	196.2	(7.0)	995.2	908.6	9.5
In Natura	38.6	41.6	(7.3)	159.7	155.0	3.1
Poultry	31.0	31.9	(2.8)	119.4	114.4	4.3
Pork/Beef	7.5	9.6	(22.2)	40.3	40.5	(0.4)
Elaborated/Processed (meats)	144.0	154.6	(6.9)	835.5	753.6	10.9
Dairy Products	250.8	226.0	11.0	613.9	597.7	2.7
Milk	200.6	166.6	20.4	389.1	339.0	14.8
Dairy Products/Juice/Others	50.2	59.3	(15.4)	224.7	258.7	(13.1)
Other Processed	26.1	25.4	3.0	151.5	139.9	8.3
Soybean Products/ Others	152.9	51.4	197.4	126.6	96.5	31.2
Total	612.4	499.0	22.7	1,887.2	1,742.8	8.3
Processed	220.4	239.4	(7.9)	1,211.7	1,152.2	5.2
% Total Sales	36.0	48.0		64.2	66.1

Meats — Sales revenue increased 9.5% on 7% lower volume. Average prices were 16.4% higher to offset the average year on year cost increase of 14.9%. We took the strategic decision to accelerate the process of reducing in-natura product volumes (poultry/pork) to the domestic market — the relative share of this business having increased following the consolidation of Eleva  in 2008 -  the result being a fall of 7.3% by volume and a 3.1% rise in sales revenue. The main profit driver was processed products which reported a growth of 10.9% in sales on an average price hike of 17.5%, offsetting costs 14% higher.

Dairy products — Margins were restored to a level of performance in line with forecasts, thanks to the restoration a balance in the supply and demand equation this year, especially with respect to the fluid milk product.  Sales rose 2.7% on volumes that were 11.0% higher. Average prices were 7.8% down against average costs that fell 4.8%. Perdigão reported an increase in volume of 20.4% in milk products, including fluid milks and powdered milk. Processed dairy products recorded a decline of 15.4%.

Other processed products — Other processed products sales registered increases in sales and volume by 8.3% and 3%, respectively and are of growing domestic market importance due to the added value impact on results. Other processed products contemplate pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others.

During the quarter, processed products including meats, dairy products and others represented 64.2% of domestic market sales. We are intensifying growth in these segments with a view to improving returns and upgrading our brand penetration in the  Brazilian market.

Market Share - %

By Volume

Source: AC Nielsen — AC. 2009

Marketing — Marketing initiatives have been intensified through the introduction of a range of innovations designed to strengthen the Company’s brand names and to leverage sales, particularly in the processed products area. Currently-running publicity campaigns to reinforce the heart brand (Perdigão — Pizzas and Pastas) have included new packaging, the promotion of ecologically correct bags as well as the use of  traditional media vehicles. Campaigns were also run for the following brand names: Ouro (bologna sausage), Doriana (margarines) and Confiança (principal brand name on industrialized products sold in the Northeast).

In the context of new product launches, some product portfolio changes were made to the Batavo (dairy products and meats) and Pense Light brands. Batavo also signed a sponsorship agreement with Corinthians Soccer Club (one of São Paulo’s premier football teams) and organized the Batavinho race (infant-juvenile age group), in São Paulo.

Distribution Channels

In Sales Revenue

Exports

Export revenue was R$1.1 billion, a growth of 4% in the quarter compared with the same period in 2008. This was achieved despite the strong pressure on the international market, with a year on year average price reduction of 22.4% in US dollars-FOB (Free on Board) and a 22.8% decrease when compared with average prices for the fourth quarter 2008.

Meats — The international crisis forced a reduction in inventory both at the importer and retail levels, in turn provoking a decline in demand for Brazilian imports. As a result, Perdigão revised its planned production volume destined for export by 20% in the first quarter. However, weaker demand saw greater accumulated stock volume on Brazilian supermarket shelves, thus further accentuating the declining price trend on the international market.

In spite of this scenario, meat volume increased 5.1% and export revenue by 6.3%. However, 0.5% higher average domestic prices in Reais due to the currency translation effect which builds in the sharp fall in average prices in dollars already mentioned above, were not sufficient to offset average cost pressures 5.6% up in the quarter. The Company thus reported decrease in margins on its exports.

Perdigão was also obliged to provide additional discounts to customers in order to support the rapidly changing business scenario. In-natura meat products rose 9.7% and 7.5%, respectively in revenue and volumes. On the other hand demand for processed products recorded a decline of 4.1% in revenues and 6.8% in volumes, principally a reflection of slower European demand for turkey-based products.

Dairy products — Shipped volume of dairy products slumped 70.2% in volume and 77.6% in revenues. This was due to a significant reduction in average prices — 24.7% less than 2008 against an average 2.2% increase in costs. Again the international crisis was largely to blame for this impact, as well as higher level of inventories in New Zealand caused by the increase production in this country.

Sales - Export Markets

	THOUSAND TONS			R$ MILLION
EXPORT MARKET	1Q09	1Q08	% Ch.	1Q09	1Q08	% Ch.
Meats	276.1	262.7	5.1	1,140.6	1,072.5	6.3
In Natura	235.1	218.7	7.5	893.0	814.3	9.7
Poultry	199.8	187.1	6.8	712.7	660.6	7.9
Pork/Beef	35.3	31.6	11.6	180.3	153.7	17.3
Elaborated/Processed (meats)	41.1	44.1	(6.8)	247.6	258.2	(4.1)
Dairy Products	1.2	4.0	(70.2)	6.8	30.3	(77.6)
Milk	0.8	2.9	(72.4)	4.5	22.7	(80.2)
Dairy Products	0.4	1.1	(64.2)	2.3	7.6	(69.9)
Other Processed	0.2	0.3	(45.5)	1.0	1.2	(17.6)
Total	277.5	267.1	3.9	1,148.3	1,104.0	4.0
Processed	41.6	45.5	(8.4)	250.8	267.0	(6.1)
% Total Sales	15.0	17.0		21.8	24.2

Perdigão reported the following performance in its leading overseas markets:

•                  Europe — Export revenue decreased 10.1% while volumes were down 6.5%. Demand and volume pressures strongly impacted sales to this market.

•                  Middle East — This market continued to post the most buoyant demand, reporting an increase of 17.7% in volume. In spite of a decline in average prices, revenues were 12.3% higher.

•                  Far East — The drop of 6.7% in volumes still translated into a 4.8% improvement in sales due to the gradual recovery in prices recorded during the year.

•                  Eurasia — Both revenue and volumes were down by 8.6% and 0.6%, respectively, a reflection of the economic downturn, principally in Russia, due to the reduction of quotas to Brazil.

•                  Africa, the Americas and Other Countries — Growth in these markets was 26.3% in export revenue and 5.5% in volume, business being particularly strong from African countries and Venezuela.

Exports by Region

 (% net revenue)

Economic and Financial Performance

Net Sales — First quarter net sales were R$ 2.6 billion, 5.7% higher than the first quarter of 2008 and reflecting the affects of sharper discounting to the consumer, particularly in the domestic market.

Domestic net sales represented 57% of the total, this market reporting a growth of 8.2% on sales of R$ 1.5 billion. Exports accounted for a diminished share of the Company’s business at 43% of total net sales, registering a growth of 2.7% on a R$ 1.1 billion first quarter revenues.

 Breakdown of Net Sales (%)

Cost of Sales — Cost of sales was R$ 2.0 billion, a rise of 7.4%, a faster rate of increase than net sales, thus squeezing margins and representing 79.4% of net sales against 78.2% in 2008 (an increase of 120 basis points).

Narrower margins were largely due to: (i) the gradual increase in items contributing to cost formation during 2008, notably such items as packaging and freight; (ii) a 20% cut in production (destined for the export market), generating cost impacts on the productive chain and a reduction in utilized capacity due to technical stoppages and (iii) the partial re-allocation of production from the Rio Verde unit to other industrial plants following the fire at the complex.

Gross Profit and Gross Margin — Gross profit for the quarter was down 0.3% at R$ 535.1 million against R$ 536.4 million in the first quarter 2008 due to narrower margins. Gross margin was 20.6% against 21.8% for the same period in the previous year.

Operating Expenses — In a quarter when the Company was still in the process of adjusting production to demand, operating expenses in the form of inventory overheads also contributed to the squeeze on margins. At R$ 531.0 million, operating expenses rose 19.2%, representing 20.4% of net sales against 18.1% in the first quarter of 2008, a 230 basis points increase.

Commercial expenses increased 21.8%. Higher variable expenses with warehousing and distribution also rose, further exacerbated by the transfer of products from Rio Verde to other Distribution Centers due to the fire and the investments in marketing campaigns.

A 4.2% decrease in administrative expenses in the quarter helped offset this weaker performance thanks to efforts to reduce expenses and integrate processes.

Operating Income and Operating Margin — Operating income before financial expenses was R$ 4 million, equivalent to a 0.2% operating margin against 3.7% in 2008. The 95.5% year on year decline was largely due to the impact of the world economic crisis on exports and increased production costs and commercial expenses as explained above.

Financial Results — Net debt increased 56% compared to the first quarter 2008, principally due to the need to reinforce working capital for the Company’s business activities — the economic downturn having an adverse effect on cash generation - and to support investments during the period.

In the light of these factors, and due to adjustment in present value with the implementation of Law 11.638 and discounting on sales during the period, net financial expenses increased from R$ 34.5 million to R$ 100.3 million — 190.5% higher, rising from 1.4% of net sales to 3.9% (250 basis points higher).

Debt

	ON 03/31/09			ON 03/31/08
DEBT	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	605	660	1,264	761	66
Foreing Currency	1,199	2,942	4,141	2,501	66
Gross Debt	1,804	3,602	5,406	3,262	66
Cash Investments
Local Currency	775	—	775	618	25
Foreing Currency	1,029	—	1,029	333	209
Total Cash Investments	1,803	—	1,803	951	90
Net Accounting Debt	1	3,602	3,602	2,310	56
Exchange Rate Exposure - US$ Million			(672)	(752)	(11)

Other Operating Results — Increased of 34% refers to the cost of idleness and amounts of the property, plans and equipments’ write off due to obsolescence and provisions of indemnity insurance.

Income Tax and Social Contribution — A total of R$ 132 million of tax losses carried forwarded on the balance sheet of Perdigão Agroindustrial S.A. was recognized by the Company with the incorporation of the subsidiary on February 28 2009. Thus, the income tax and social contribution item reported a negative R$ 108.3 million against a positive R$ 15.0 million booked to the first quarter in 2008. However, this tax loss, although significant, is compensated by the capture of synergies resulting from the incorporation of the subsidiary into the holding company, thus rationalizing a series of processes and controls and enhancing tax efficiencies arising from an improvement in financial equilibrium.

Net Result and Net Margin — Perdigão reported a net loss of R$ 226.0 million in the quarter as opposed to a net income of R$ 51 million. This again reflects poorly performing markets, narrower margins due to increased costs and commercial and financial overheads as well as the recognition of tax losses with the incorporation of the Company’s subsidiary. Ignoring this latter effect, the net result would have been a loss of R$ 94 million.

EBITDA — Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 117.8 million, 36.8% lower year on year. This is equivalent to an EBITDA margin of 4.5% against 7.6% in the same period 2008. Despite management efforts to offset the worst impacts of the international scenario, company results were significantly affected by the adversities of the business environment. However, we expected to see a gradual recovery in our margins and results as from the second quarter.

Breakdown of EBITDA

EBITDA - R$ Million	1Q09	1Q08	% Ch.
Net Income	(226.0)	51.0	—
Non Controlling Shareholders	0.2	0.1	38.5
Employees / Management Profit Sharing	—	4.5	—
Income Tax and Social Contribution	108.3	(15.0)	—
Other Operating Result	15.3	3.5	335.4
Net Financial	100.3	34.5	190.5
Depreciation, Amortization and Depletion	119.8	107.8	11.1
= EBITDA	117.8	186.4	(36.8)

Shareholders’ Equity — The Shareholders’ Equity was R$ 3.9 billion against R$ 4.2 billion on March 31 2008, 8.1% down on the previous year.

Stock Market

Average daily trading volume on the São Paulo stock exchange - BM&FBovespa and the New York Stock Exchange — NYSE was US$12.2 million in the quarter against US$23.4 million in the first quarter of 2008. This reflects reduced capital markets liquidity and the returns from Perdigão’s businesses during the period.

Performance

PRGA 3	1Q09	1Q08
Share price - R$*	28.75	40.25
Traded Shares (Volume) - Millions	36.3	52.6
Performance	(3.3)%	(9.1)%
Bovespa Index	9.0%	(4.6)%
IGC (Brazil Corp. Gov. Index)	4.9%	(10.1)%
ISE (Corp. Sustainability Index)	0.3%	(10.5)%

PDA	1Q09	1Q08
Share price - US$*	24.81	45.53
Traded Shares (Volume) - Millions	10.2	7.2
Performance	(6.0)%	(7.5)%
Dow Jones Index	(13.3)%	(7.6)%

* Closing Price

The Company’s shares accounted for 34% of the Brazilian food sector’s transactions conducted on the BM&FBovespa in the quarter and 70% of the sector’s ADR trading on the NYSE. The Company’s equities reported the best liquidity among domestic companies making up the sector.

Social Balance

As at March 31 2009, the Company’s labor force stood at 57.4 thousand, 2.8% higher year on year. During the quarter, Perdigão invested R$45.6 million — 10.7% more than the same period 2008 in nutrition, the private pension plan, education, skills upgrading and training, transportation and other benefits contributing to employee well being,  quality of life and professional  development. Environmental investments amounted to R$ 9.3 million, 18.9 down on investments for the same period in 2008.

Indicators

Main Indicators	1Q09	1Q08	% Ch.
Number of Employees	57,409	55,844	2.8
Net Sales per Employee/Year - R$ Thousand	181.4	176.3	2.9
Productivity per Employee (tons/year)	51.6	57.7	(10.6)

Added Value

R$ 695.6 million — 12.9% lower

Added Value Distribution	1Q09	1Q08
Human Resources	330.3	296.3
Taxes	472.7	305.1
Interest	118.4	146.0
Retention	(226.0)	51.0
Minority Interest	0.2	0.1
Total	695.6	798.5

Corporate Governance

Highlights — Perdigão  was a winner of the IR Awards -  Best Corporate Governance category as the best company in corporate governance for the food and retail sector in the international market.

Difused Control — Equal Rights

at March 31, 2009

Capital Stock — R$ 3.4 billion

Nr. of Shares — 206,958,103

Announcement to the Market — On April 24, 2009, Perdigão S.A. announced that discussions had been reinitiated with Sadia S.A. with a view to the feasibility of an association between the two companies.

The Company further announced that no document of a legal nature had been signed preliminary to this new round of discussions. It also stated that no timeframe had been set for concluding discussions and that such should not be understood by the market as representing any kind of commitment on the part of the Company. in relation to the finalization of the association between the companies. The Company will make an appropriate and immediate announcement to the market on any definitive fact arising out of these discussions.

Risk Management - Perdigão adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado — Perdigão signed up to the BM&FBovespa’s Novo Mercado (New Market) on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

Outlook

Recovery in demand in the principal export markets, principally the Middle East and Far East, combined with improvements in domestic economic indicators should feed through to a gradual improvement in the Company’s margins as from the second quarter 2009.

Other important factors can be expected to influence and contribute to corporate performance, the most notable being: the capture of forecasted synergies through the full integration of commercial and administrative processes, concluded in this first quarter. Business should also be boosted with the implementation of the New Commercial Model Project — Terra Nova, its strategic focus on the customer, the maximizing of the firepower of our business portfolio, our brands and our distribution network.

While 2009 is of necessity a year of adaptation to the collapse in international markets, triggered by the weakness in the US economy, we believe that the Company should move forward with its strategic vision of sustained long-term growth, management and minimizing the risks of the business and focused on a recovery in returns.

São Paulo, May 2009

Nildemar Secches	José Antônio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

Attachment — I

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
(R$ Million)

		03.31.2009	12.31.2008
BALANCE SHEET
ASSETS		10,892.8	11,219.5
CURRENT ASSETS		5,659.0	5,985.1
NONCURRENT ASSETS		5,233.8	5,234.4
Long Term Assets		625.2	597.1
Investments		1.0	1.0
Property, Plant and Equipment		2,899.3	2,918.5
Intangible		1,544.7	1,545.7
Deferred Charges		163.6	172.1
LIABILITIES AND SHAREHOLDERS’ EQUITY		10,892.8	11,219.5
CURRENT LIABILITIES		3,122.0	3,080.9
LONG TERM LIABILITIES		3,890.9	4,027.4
NON CONTROLLING SHAREHOLDERS		0.8	0.7
SHAREHOLDERS’ EQUITY		3,879.1	4,110.6
Capital Stock Restated		3,445.0	3,445.0
Reserves		730.7	703.7
Acumulated Results		(296.7)	(38.1)

	1Q09	1Q08	% Ch.
INCOME STATEMENT
GROSS SALES	3,035.5	2,846.7	6.6%
Domestic Sales	1,887.2	1,742.7	8.3%
Exports	1,148.3	1,104.0	4.0%
Sales Deductions	(432.4)	(385.0)	12.3%
NET SALES	2,603.0	2,461.7	5.7%
Cost of Sales	(2,068.0)	(1,925.3)	7.4%
GROSS PROFIT	535.1	536.4	(0.3)%
Operating Expenses	(531.0)	(445.5)	19.2%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	4.1	91.0	(95.5)%
Financial Expenses, net	(100.3)	(34.5)	190.5%
Other Operating Results	(21.3)	(15.9)	34.0%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	(117.5)	40.6	—
Income Tax and Social Contribution	(108.3)	15.0	—
Employees / Management Profit Sharing	—	(4.5)	—
Non Controlling Shareholders	(0.2)	(0.1)	38.5%
NET INCOME	(226.0)	51.0	—
EBITDA	117.8	186.4	(36.8)%

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.